Exhibit 23

Consent of Independent Registered Public Accounting Firm

Taubman Centers, Inc. and The Plan Administrator
The Taubman Company and Related Entities Employee Retirement Savings Plan:

We consent to the incorporation by reference in the registration statement (No. 333-81577) on Form S-8 of Taubman Centers, Inc. of our report dated June 23, 2020, with respect to the statements of net assets available for benefits of The Taubman Company and Related Entities Employee Retirement Savings Plan as of December 31, 2019 and 2018, the related statements of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes, and the supplemental schedule of Schedule H, Part IV, Line 4i - Schedule of Assets (held at end of year) as of December 31, 2019, which report appears in the December 31, 2019 annual report for Form 11-K of The Taubman Company and Related Entities Employee Retirement Savings.

/s/ KPMG LLP
Chicago, Illinois
June 23, 2020